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                                                                    EXHIBIT 14.1

                               MICROFIELD GRAPHICS

                                  ETHICS POLICY

The Board of Directors of Microfield Graphics, Inc. (the "Company"), shall annually appoint from its members an Ethics Committee.

The purpose of this policy is to (a) hold the Company's employees, directors and officers accountable for honest and ethical conduct; (b) promote full, fair, accurate, timely and understandable disclosures in all periodic reports; (c) promote compliance with applicable government rules and regulations; (d) avoid conflicts of interest; and (e) establish internal procedures for handling ethics code violations.

The following definitions and principles shall be applied in administering the Ethics Policy.

CONFLICTS OF INTEREST: A "conflict of interest" exists when a person's private interest interferes in any way with the interests of the Company. A conflict situation can arise when a director, officer or employee takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest also arise when a director, officer or employee, or members of his or her family, receives improper personal benefits as a result of his or her position with the Company.

APPEARANCE OF IMPROPRIETY: Directors, officers and employees should take care to avoid any appearance of impropriety and will disclose to their supervisors or, in the case of directors and executive officers, to the Board of Directors, any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

OUTSIDE INTERESTS: Directors, officers and employees will not have any outside interest, investment or business relationship that dilutes their loyalty to the Company. Membership on a board of directors of a company unaffiliated with the Company might result in a conflict of interest and should be discussed in advance with the chief executive officer.

BANKING: Any banking relationship, including membership on a board of directors, must be arm's length to ensure no impact on company bank relations.

CONFIDENTIAL INFORMATION: Directors, officers, and employees will not use confidential company information for their own advantage or profit, nor will they disclose confidential Company information, in any form, to anyone who does not need to know it in order to conduct the Company's business (except when disclosure is authorized or legally mandated). Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed.
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RELATIONSHIPS WITH OTHERS

The Company is committed to the concept of fair dealings, and free, fair and open competition for suppliers, customers and competitors. To achieve that, the people of the Company will:

        o Maintain an arm's length relationship in all dealings, including those with suppliers or others dealing with the Company. This includes any credits or return of money for services such as from collection agencies.

        o Keep senior management informed on any matters that might be considered sensitive to preserving the Company's reputation, even when less candor might seem to protect the Company or its management from criticism.

CORPORATE PAYMENTS

ENTRIES: Company funds will be used only for business purposes and all must be recorded. Fund usage must be only for the described purpose and backed by appropriate supporting documents. Directors, officers and employees will cooperate fully with our independent auditors.

LOANS: Loans to, or guarantees of obligations of, directors, executive officers, or members of their families are specifically prohibited to the full extent required by applicable law or regulation or by the listing standards of the New York Stock Exchange, or such other national securities exchange as shall be the principal market for trading of the Company's securities.

DISCLOSURE POLICY

It is the Company's policy that all disclosures in financial reports and public documents that it files with or submits to the Securities and Exchange Commission (SEC) and in other public communications of a like nature made by the Company should be full, fair, accurate, timely and understandable. Members of the Company's senior management have the general responsibility for preparing such SEC filings and such other communications and will at all times endeavor to remain fully informed with respect to these matters and to see that such filings and communications comply with this disclosure policy. In addition, directors and employees of the Company should inform senior management if they learn that information in any such filing or communication was untrue or misleading at the time such filing or communication was made or if they have information that would affect any such filings or communications to be made in the future.

COMPLIANCE WITH LAWS

It is the Company's firmly established policy to comply fully with all laws affecting its business. The consequences to the Company and its directors, officers and employees of any departure from this policy can be very serious. In addition, the effort, energy and expense required to respond to government investigations and to defend the Company's actions in court diverts the talents and energy of its employees from the pursuit of its business goals. It is the Company's policy to cooperate with all government investigations of possible unlawful conduct. If a criminal violation has occurred, the Company will take appropriate steps to stop the criminal conduct and to prevent such conduct from reoccurring.
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CORPORATE OPPORTUNITIES

Employees, officers and directors may not (a) take for themselves personally opportunities that are discovered through the use of corporate property, information, or position; (b) use corporate property, information, or position for personal gain; or (c) compete with the Company. Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

PROTECTION AND PROPER USE OF COMPANY ASSETS

All directors, officers, and employees should protect the Company's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability. All Company assets should be used for legitimate business purposes.

GENERAL COMPLIANCE; DISCIPLINARY ACTION

o Each director, officer and employee is expected to report what he or she believes in good faith are violations of the law or Company policy, whether accidental or deliberate, by any of the Company's directors, officers or employees. If you become aware of any conflict, relationship, payment or other action, involving yourself or others, which could conflict with these policies, it is your obligation to disclose the matter fully and in writing to your supervisors. The knowing failure to report a violation is itself a violation of Company policy. Reports of possible violations will be acted upon promptly and in a manner consistent with the circumstances.

o Employees will not be disciplined or suffer retribution for reporting honestly and in good faith suspected or actual violations.

o Failure to comply with this policy may result in disciplinary action. Disciplinary action will be the prerogative of the Company's Board of Directors or management and may include a reprimand which is documented in the personnel file, loss of compensation, change of responsibilities to avoid repeat violations, demotion, termination or other measures the Board of Directors or management deems appropriate, or, in the case of a director, suspension or removal from the Board of Directors.

o Any waiver of this Ethics Policy for executive officers or directors may be made only by the Board or a Board committee and must be promptly disclosed to shareholders in any manner as may be practicable as may be required by law or stock exchange regulation.

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Adopted by the Board of Directors on February of 2003.